INVEST IN **MANIFEST TV**

Your Hub for Wellness: Mindfulness, Meditation, and Community for a Healthier Lifestyle



kdmg.tv   Beaverton, OR

Technology   Healthcare   Mobile Apps   Entertainment   Subscription

Highlights

(1) Online Health & Fitness is projected to be worth more than $59 billion by 2027

(2) US Market Share of Health & Wellness Industry is 28% of global market, valued at $1.2 trillion

(3) Alternative Healthcare: $31.8B in 2023 including everything from yoga to qi gong

(4) The global market size of health and wellness industry is projected to reach $12.9 trillion by 2031.

(5) Consumer Interest: 79% consider wellness important, 42% a top priority

(6) AVOD, SVOD, TVOD, retail, and e-commerce revenue streams

Featured Investor



Jason Peterson
Syndicate Lead   Follow   Invested $5,000 ⓘ

"Manifest TV is strategically positioned within the $12.9 trillion health and wellness industry. With the US market holding a 28% share and the online fitness sector projected to reach $59 billion by 2027, Manifest TV is set for significant growth. It offers diverse content in the $31.8 billion alternative healthcare market, including yoga and qi gong, and meets high consumer demand, with 79% considering wellness important. Multiple revenue streams, including AVOD, SVOD, TVOD, retail, and e-co..."

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Our Team



Kyle Kaczmarek CEO / Founder

Over 30 years in digital media, led significant industry growth, and established key entertainment partnerships. Expert in advancing digital distribution and strategic planning. MBA from the University of Oregon.



Eric Tropin Advisor, CFO and CPA



With 10 years of experience in public and corporate accounting, he founded his own accounting firm in 2015, offering comprehensive financial services. MBA in Finance and is a licensed CPA bringing exceptional financial acumen and strategic expertise.



Jason Peterson   Advisor

Recognized entrepreneur and producer, youngest to compete at Sundance. Leads GoDigital Media Group, innovating in intellectual property rights and monetization. Holds extensive board experience across the global music and entertainment industry. JD, MBA.



Deanne Lewis   Advisor

Author, inspirational speaker, and mindset leader. 29 years digital distribution experience in the entertainment industry. Launched and managed digital business at Warner Bros. Expert in On-Demand, strategic partnerships, and digital revenue growth.



Becky Wethern   Advisor

Senior Director at Nike with expertise in global strategy and marketplace operations. Skilled in retail forecasting and supply chain management, known for a people-first leadership approach that fosters team growth and organizational success. MBA.



Diana Inosanto   Advisor

Martial arts and film industry lineage as Dan Inosanto's daughter and Bruce Lee's goddaughter. Acclaimed filmmaker and activist with a diverse career in stunts and production, known for impactful content creation and deep industry insights.



Dr. Daniel Bannard   Advisor

Over 39 years of holistic chiropractic experience, Brimhall Wellness Certified. Known for personalized patient care and cutting-edge methods. Accreditations: DC FIAMA FIACA.



Tracy Taub   Advisor

Nearly 20 years in entertainment business management, Vice President and Lead Success Manager at AgilLink, excels in unifying major adoptions and enhancing client service in the entertainment industry with a proactive, client-centric approach.



Sagar Parikh   Advisor

Innovative attorney with a focus on creative legal solutions for entrepreneurs, acts as general counsel across diverse industries. Combines legal expertise with sharp business acumen and experience in real estate and technology sectors. JD, Esq.



Amy Kaczmarek   Advisor

Experienced in biotech and pharma with a focus on project management, leads cross-functional teams in drug and vaccine development. Versatile in various industries with skills in strategic planning, risk management, and process improvement. MS, MBA, PMP.



Casey Burns   Advisor

Expert health and wellness coach, adept in holistic care and patient education. Versatile in promoting wellness through coaching, workshops, and content creation, with a focus on mindfulness, meditation, and conscious living. Accreditations: MA, NBC-HWC.



Brian Hirsch   Vice President of Marketing & Development

Over two decades at Sony Pictures Television, developed global marketing strategies for international FAST channels, reaching nearly 2 billion subscribers. Expert in FAST channel growth and innovation.



Jo Louise Hanson   Vice President of Distribution & Operations

Over 20 years in entertainment, excelling in distribution and operations management, increasing sales and reducing costs. Proven leader at Warner Bros., mentoring and fostering talent, and transforming passion into successful organizational leadership.



Sherry Sparks   Vice President Sales & Acquisitions

Expert in global sales and digital media distribution, excelling in identifying emerging markets and technologies, and building client relationships. Skilled in strategic project management, driving growth in OTT, SVOD, and Pay/Broadcast TV sectors.



Corbin Schweitzer   Creative Marketing & Content Development



Corbin Schweitzer · Creative Marketing & Content Development Lead

Award-winning film producer with expertise in creating impactful content for diverse platforms, including documentaries and corporate videos. Skilled in developing engaging pitch decks for indie filmmakers, showcasing market potential and artistic vision.

What if one platform could address your mental and spiritual wellness?


Manifest TV
YOUR DESTINATION FOR HEALTH, MIND AND BODY WELLNESS

ManifestTV is an innovative OTT platform designed to be a centralized hub for engaging with content and thought leaders in mental health, mindfulness, meditation, and spiritual wellness.


OVERVIEW OF
MANIFEST TV

Our goal is more than a TV channel… We strive to build a community aimed at making wellness a lifestyle.

Built for FAST

- **Curated for live linear playout:** programming schedule designed for linear, complete with promotable special event stunts.
- **Advertiser Friendly:** content is brand safe and advertiser friendly across multiple categories in health, wellness, lifestyle and beyond.
- **Brand Partnerships:** content that is ideal for branded integrations, lower thirds, pushbacks, product placement, and more.
- **Global:** Manifest TV is cleared for global use, and localizable for international audiences.


WHAT IS
OTT

OTT, or Over-the-Top, refers to a method of delivering film and TV content directly over the internet, bypassing traditional cable or satellite providers. This allows users to stream content on their devices, such as smart TVs, smartphones, tablets, and computers, without needing a traditional TV subscription. By leveraging OTT technology, ManifestTV offers its users access to a wide range of wellness content anytime, anywhere.


MANIFEST TV is more than a channel; it's a community aimed at making wellness a lifestyle.



WHAT IS FAST

FAST stands for "free ad-supported streaming TV." It's much like a traditional linear TV channel, but for OTT/CTV platforms and mobile apps. A FAST channel is monetized through commercial ad breaks and is 100% free for the viewer.

Manifest TV is available on multiple **FAST** platforms that viewers can watch across smart TVs, connected streaming devices, mobile apps and web browsers.



APPS
pluto tv
freevee
xumo
redbox.
tubi
local now
**CTV, Web, mobile
OEMs
WatchFree+
SAMSUNG TV Plus
LG Channels
TCL CHANNEL+
**Original Equipment Manufacturers
CTV Devices
Roku Channel
amazon fire tv
chromecast
Google TV
Manifest TV

The **Manifest TV channel** is currently available on multiple FAST platforms (i.e. **LocalNOW**) that viewers can watch across smart TVs, connected streaming devices, mobile apps and web browsers.





local now

CONTENT OFFERING

Manifest TV delivers a curated blend of transformative training sessions, in-depth informationals, and compelling films/documentaries. Our offerings, led by industry experts, aim to inspire holistic well-being, enrich knowledge, and present inspiring real-life stories in the wellness realm.





TRAINING
Guided meditation, tapping Method, MBSR (mindful, based stress reduction), Integrative Health, Acupressure, Qi Gong, and other fitness techniques
INFORMATIONALS FACTUAL PROGRAMS
Informative TV programs on health and wellness, offering expert advice and insights
FILMS
Scripted films and documentaries offering inspirational stories that together inspire self-care, resilience, and a more balanced life

INFLUENTIAL VOICES + INSPIRATIONAL PROGRAMS

ManifestTV unites the most influential wellness experts and their powerful teachings in one platform, offering transformative content that resonates with **millions** of active followers worldwide.

From Jack Canfield's heartening wisdom and Dr. Mark Hyman's integrative health expertise to Brené Brown's empowering insights and Dr. Andrew Weil's holistic guidance, our content is curated to inspire. Alongside these renowned figures, we present emerging wellness practices and thought-provoking documentaries, all aimed at enriching the lives of our viewers.

This convergence of celebrated voices and innovative programming on ManifestTV makes for an investment in a healthier, more enlightened future.



JACK CANFIELD
Co-Author, Chicken Soup for the Soul, 1.1M Facebook followers
DR. MARK HYMAN
15 time NYT Best Selling Author, 2.6M followers on IG
BRENÉ BROWN
Vulnerability and leadership expert, 5M followers on IG
DR. ANDREW WEIL
220K on IG
HOLDEN QIGONG
FOREST BATHING
MOVING STORIES
NEUROSCIENCE OF WELLBEING
HOLDEN QI GONG
Featuring global leader Lee Holden
CRYSTAL SOUND BATH
Dive into meditative sonic healing
MOVING STORIES
Dance your way to wellness
NEUROSCIENCE FILM

***The use of the above individuals are for illustrative purposes only, but by no means does this construe that any individual has endorsed or are currently affiliated with ManifestTV.*



HEALTH & WELLNESS INDUSTRY INSIGHTS

- **Global Market Size:** $4.7 trillion in 2021, projected to reach $12.9 trillion by 2031
- **US Market Share:** 28% of global market, valued at $1.2 trillion
- **Ad Spend:** $900 million in Q4 of 2021
- **Alternative Healthcare :** $31.8B in 2023 including everything from yoga to qi gong and chiropractic services
- **Consumer Interest:** 79% consider wellness important, 42% a top priority
- **Online Fitness:** projected to be worth more than $59 billion by 2027, growing at a rate of 30.0% to 33.1% per year.

START UP EXPENSES

START UP EXPENSES

FIXED COSTS	$738,000
MONTLY COSTS	$612,000
TOTAL (START-UP)	**$1,350,000**



We've strategically allocated **$1,350,000** in startup expenses. This funding underpins crucial aspects such as research and development, legal compliance, and robust digital infrastructure, including website development and content delivery networks. A significant portion is earmarked for engaging marketing and advertising strategies, ensuring a strong market presence. Furthermore, essential operational costs like office setup, salaries, and software applications are meticulously budgeted.



1ST YEAR P&L

In ManifestTV's initial year, we aim to navigate from the foundational building phase through to the pivotal Beta launch, reflecting a prudent allocation and escalation of expenses. In the first month, our plan is to focus on essential legal, operational, and development costs, keeping total expenses down. Progressing into months 2 through 4, our investments in research and development, alongside increasing payroll expenses, will signal growth, maintaining a steady financial outlay. By month 5, with an eye on market readiness, total expenses will climb to $144k, and we expect to continue to intensify our operational capabilities, culminating at $167.2k by month 12. This strategic spending will pave the way for ManifestTV's sophisticated wellness platform, poised to meet the rising demand for holistic digital health experiences.


BUILDING PHASE
BETA PHASE
$65.7k
$86.5k
$81.5k
$86.5k
$144k
$94k
$89.1k
$122.3k
$147.2k
$117.2k
$117.2k
$167.2k
INCOME
EXPENSES
$150k
$100k
$50k
$0
-$50k
-$100k
-$150k
Month 1
Month 2
Month 3
Month 4
Month 5
Month 6
Month 7
Month 8
Month 9
Month 10
Month 11
Month 12

***These future financial projections are not guaranteed.*

SALES FORECAST

ManifestTV's first-year sales forecast heralds a promising trajectory, with total revenues anticipated to increase from $81.7k in the inaugural month to a robust $635.3k by the end of month 12. The growth is driven by a mix of revenue streams, including Ad-Supported (AVOD) content starting at $48k and escalating to $443.8k, Subscription (SVOD) services beginning at $22.9k and surging to $155.1k, Transactional (TVOD) sales kicking off at $3.2k and climbing to $8.8k, and Ecommerce/Retail contributions rising from $7.5k to $27.5k. This progressive scale-up is poised to culminate in a substantial total gross of $2,753k at year's end, setting a solid foundation for ManifestTV's market impact.


$400k
$350k
$300k
$250k
$200k
$150k
$100k
$50k
$0
Ad-Supported (AVOD)
Subscription (SVOD)
Ecommerce/ Retail
Transactional (TVOD)
Month 1
Month 2
Month 3
Month 4
Month 5
Month 6
Month 7
Month 8
Month 9
Month 10
Month 11
Month 12


$700,000
$525,000
$350,000
$175,000
Month 1
Month 3
Month 5
Month 7
Month 9
Month 11

***These future financial projections are not guaranteed.*

***Month 1 revenue generation, as represented above, does not
officially begin until 12 months after the product is fully built out.

****The success in reaching our assumptions is based on two
factors, securing 100% of funding and market adoption.



ManifestTV's three-year financial outlook post-launch is meticulously crafted, reflecting a blend of strategic growth and fiscal prudence. In the first year, we project a robust gross income of **$1.59 million,** buoyed by the initial surge in subscriptions and content monetization. Our expenses, meticulously managed at $1.34 million, are primarily channeled into content acquisition and technology enhancements, paving the way for a healthy net income of **$253k.**



As we enter Year 2, our focus on expanding our user base and diversifying content offerings is expected to propel gross income to **$2.17 million.** Simultaneously, our investment in marketing and platform development is expected to drive expenses to $1.65 million, yielding a doubled net income of **$521k.**

	INCOME	EXPENSES	PROFIT
YEAR 1	$1,595,000	$1,342,000	**$253,000**
YEAR 2	$2,171,000	$1,650,000	**$521,000**
YEAR 3	$3,770,000	$2,140,000	**$1,630,000**

**These future financial projections are not guaranteed.

***Year 1, represented above, does not officially start
until the build and beta-testing are complete.

****The success in reaching our assumptions is based on two
factors, securing 100% of funding and market adoption.

The third year marks a significant milestone, with our gross income is projected to leap to **$3.77 million.** This surge is anticipated due to expanded global reach, integration of advanced AI for personalized user experiences, and strategic partnerships. Meanwhile, controlled operational expenses are anticipated at $2.14 million, which include scaling our infrastructure and enhancing user support systems, could provide a net income escalation to a remarkable **$1.63 million.** These figures not only underscore ManifestTV's potent market positioning but also our commitment to a balanced, scalable approach to growth, delivering value to our users and stakeholders alike.



ManifestTV's valuation is not merely a figure; it's a testament to our vision and the transformative potential of our platform in the digital wellness arena. At a calculated **$3.8 million** company value, our initial seed round, structured as a **SAFE** raise, is $500,000 which offers a strategic 13.16% stake.



INVESTMENT $500,000
EQUITY % 13.16
COMPANY VALUE 3.8M

This structure is designed to mutually benefit and align interests with you, our early investors, offering you a tangible opportunity to grow with us. The convertible nature of this investment is a strategic move, allowing these early investments to seamlessly transition into equity during the intended Series A funding round (not guaranteed). This foresight not only underscores our confidence in ManifestTV's potential but also sets the stage for robust growth.



3 - YEAR
ROI

In the dynamic world of digital wellness, ManifestTV stands as a beacon of promising financial returns. Over the first three years post-launch, we anticipate a cumulative net revenue of $2.25 million, demonstrating a steady upward trajectory from $236.5k in Year 1 to an impressive $1.52 million by Year 3. This performance results in a calculated **ROI of 49.84%** against the initial $1.5 million investment, a strong indicator of our platform's market appeal and operational efficiency.



	Year 1	Year 2	Year 3

KEY INSIGHTS

ROI	49.84%
INVESTMENT	$1.5M
TOTAL NET REVENUE	$2.25M
NET REVENUE (YR. 4)	$1.8M
NET REVENUE (YR. 5)	$5.52M
RETURN (15%)	$828K

**These future financial projections are not guaranteed.

Delving deeper into the financials, our projections for the subsequent two years further solidify the investment's attractiveness. By the end of Year 5, our total revenue is expected to hit the **$5.52 million** mark. For you, as investors contributing the initial $1.5 million raise, this presents a notable 15% cash-out opportunity amounting to $828k by Year 5. When the entire five-year period is considered, the total ROI surges to **$2.33 million.** (These are forward-looking projections and cannot be guaranteed)

This robust ROI is not just a reflection of raw numbers but is underpinned by ManifestTV's strategic growth initiatives. We aim to expand our global user base, enhance our content offerings, and forge key partnerships. We believe our platform is uniquely positioned to capitalize on the burgeoning demand for digital wellness solutions, with the ambition to ensure that our revenue streams are both diverse and scalable.



ABOUT
KDMG

KDMG stands at the forefront of digital innovation in the entertainment industry. Founded in 2012 by Kyle Kaczmarek, founder and CEO, KDMG has carved a niche for itself with its non-traditional, hands-on approach to digital content delivery, making it a leader in areas such as content distribution, Original

content delivery, making it a leader in areas such as content distribution, Original IP Representation, M&A, Production, Business Development, and the burgeoning FAST channel division. This expertise is now channeled into ManifestTV, a pioneering venture in the digital wellness space.

KDMG's role in helping to shape ManifestTV goes beyond conventional sister company dynamics. It brings to the table a wealth of experience in guiding a diverse range of clients - from producers and directors to digital platforms and technology companies - towards achieving their highest potential. With a deep understanding of the complexities of digital media and a track record of successful content acquisition, strategic alliances, and innovative distribution strategies, KDMG provides ManifestTV with an unparalleled advantage.


PLATFORM
PARTNERS

KDMG's partnership ecosystem is an invaluable asset to ManifestTV, providing a springboard for growth and a competitive edge in the marketplace. It's through these powerful connections that ManifestTV aims to become a household name in wellness entertainment, synonymous with quality, accessibility, and innovation. KDMG's collaborations span across the industry's most influential CTV, OEM, and vMVPD platforms, which place ManifestTV in a unique position, ensuring unparalleled reach and visibility.


prime video
tv+
NETFLIX
Disney+
hulu
peacock
max
discovery+
Paramount+
STARZ
amazonstudios
AMC+
Hallmark CHANNEL
iTunes
Google Play
Lifetime
BET NETWORKS
VUDU FANDANGO
tubi
plex
altice
dish
Turner
VUBIQUITY
Charter
COX
CABLEVISION
INDEMAND
freevee
ALLIED VAUGHN
pluto tv
verizon
bright house
YouTube
Comcast xfinity
TELUS


THE MANIFEST TV
PROMISE

ManifestTV stands on the cusp of a wellness revolution, and we invite you to be a part of this transformative journey. Our mission at ManifestTV, extends far beyond the realm of broadcasting. We are on a mission to catalyze a global shift towards a healthier, more connected life, harnessing the collective expertise of globally recognized health and wellness experts.

We have meticulously curated our content to set the gold standard in wellness information and inspiration, ensuring that every offering from ManifestTV enriches the well-being of our diverse audience. As we navigate an industry burgeoning with opportunity (currently valued at $4.7 trillion), your investment in ManifestTV promises substantial returns in a market poised for exponential growth.

This Wefunder campaign represents our seed funding phase, aimed at developing the ManifestTV prototype, with the objective to advance to a Series A raise in the coming 3 to 5 years. By investing in ManifestTV, you are championing a movement that is reshaping the narrative of health and well-being on a global scale. You are not merely funding a platform; you are fostering a community where wellness is not just a concept, but a lifestyle lived and breathed by viewers across the world.

Join us in this endeavor to elevate the human spirit and invest in ManifestTV today. Let's together redefine what it means to live well in the digital age.


INVEST IN
ManifestTV



Appendix/ Sources

Full Disclosures